Exhibit 99.3

May 18, 2015
O2MICRO INTERNATIONAL LIMITED
(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, JULY 17, 2015

To the Shareholders of O2Micro International Limited:

You are cordially invited to attend the Annual General Meeting of Shareholders of O2Micro International Limited (the “Company”) on Friday, July 17, 2015 (the “Annual General Meeting”), at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, at 2:00 p.m., local time.  A Notice of the Annual General Meeting, a Proxy (or a Voting Instruction Card if you are a holder of American Depositary Shares (“ADSs”)) and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.

All registered holders of ordinary shares (“Ordinary Shares” or “Shares”) as of the close of business on Monday, May 11, 2015 (the “Record Date”), will be entitled to vote at the Annual General Meeting on the basis of one vote for each Ordinary Share held.  All registered holders of ADSs as of the Record Date shall be entitled to instruct The Bank of New York Mellon, as depositary for the Company’s ADS program, how to vote the Ordinary Shares underlying such Holder’s ADSs, subject to and in accordance with the provisions of the deposit agreement which governs the Company’s ADS program. A summary of those provisions is included in the attached Proxy Statement.

A record of the Company’s activities for the fiscal year ended December 31, 2014, is included in our annual report to the Shareholders enclosed with this letter (the “Report to Shareholders”) and was also included in our Form 20-F filed with the Securities and Exchange Commission on April 30, 2015 (the “Annual Report”).  Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith.  The Annual Report may also be read and copied at the SEC's Public Reference Room at Judiciary Plaza, 100 F Street, N.E. Fifth Street, N.E., Washington, D.C. 20549, and at the regional offices of the SEC located at 3 World Financial Center, Suite 400, New York, New York 10281, and 175 W. Jackson Blvd., Suite 900, Chicago, Illinois 60604, and is also available to the public from the SEC's website at http://www.sec.gov.  Copies of the Annual Report will also be available at the Annual General Meeting.

Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy or ADS Voting Instruction Card, as applicable, promptly in the enclosed self-addressed stamped envelope.  If you are a registered holder of Ordinary Shares, by attending the Annual General Meeting and voting in person, your Proxy will not be used.

Sincerely,

Sterling Du
Director, Chief Executive Officer and Chairman of the Board

O2MICRO INTERNATIONAL LIMITED
(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, JULY 17, 2015

O2Micro International Limited
Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands

Executive Directors Sterling Du Chuan Chiung “Perry” Kuo James Elvin Keim	Independent Non-Executive Directors Michael Austin Lawrence Lai-Fu Lin Ji Liu Teik Seng Tan Shoji Akutsu Zhuoping Yu

To the Holders of Ordinary Shares and American Depositary Shares:

The Annual General Meeting of Shareholders of O2Micro International Limited (the “Company”), a Cayman Islands company, will be held on Friday, July 17, 2015, at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, at 2:00 p.m., local time, at which meeting the following matters will be put to the vote of the Shareholders:

PROPOSAL NO. 1.a.

That James Keim be elected as a Class II Director to hold office until the Annual General Meeting of Shareholders to be held in 2018 and until his successor is elected and duly qualified, or until his earlier resignation or removal.

PROPOSAL NO. 1.b.

That Lawrence Lai-Fu Lin be elected as a Class II Director to hold office until the Annual General Meeting of Shareholders to be held in 2018 and until his successor is elected and duly qualified, or until his earlier resignation or removal.

PROPOSAL NO. 1.c.

That Ji Liu be elected as a Class II Director to hold office until the Annual General Meeting of Shareholders to be held in 2018 and until his successor is elected and duly qualified, or until his earlier resignation or removal.

PROPOSAL NO. 2

That the O2 Micro International Limited 2015 Share Incentive Plan (the “2015 Plan”) be approved.

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PROPOSAL NO. 3

That the Company’s financial statements and the auditors’ report for the fiscal year ended December

31, 2014, be approved and adopted.

PROPOSAL NO. 4

That the appointment of Deloitte & Touche as independent auditors for the fiscal year ending December 31, 2015, be approved and ratified.

The Board of Directors has fixed the close of business on Monday, May 11, 2015, as the record date for the determination of Shareholders entitled to notice of and to vote at the Annual General Meeting and any postponement or adjournment thereof. Accordingly, only holders of record of Ordinary Shares or American Depository Shares of the Company at the close of business on such date shall be entitled to vote at the Annual General Meeting or any adjournment thereof.

We ask that you vote, date, sign and return the enclosed Proxy (or the enclosed Voting Instruction Card if you hold American Depositary Shares) in the self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, you may revoke your Proxy and vote in person if you later decide to attend in person.

By Order of the Board of Directors

Sterling Du
Director, Chief Executive Officer and Chairman of the Board

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O2MICRO INTERNATIONAL LIMITED
(Incorporated in the Cayman Islands with limited liability)
(the “Company”)

O2Micro International Limited
Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement and the accompanying Proxy, if you hold Ordinary Shares, or Voting Instruction Card if you hold American Depository Shares (“ADSs”), are being mailed to shareholders of the Company (“Shareholders”) in connection with the solicitation of proxies by the Board of Directors (the “Board”) of the Company for the 2015 Annual General Meeting of the Company (the “Annual General Meeting”). The Company’s Annual Report for the fiscal year ended December 31, 2014, which is not part of this Proxy Statement, was filed separately with the Securities and Exchange Commission on April 30, 2015 (Form 20-F).

Voting By Registered Holders of Ordinary Shares

When your Proxy is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking the appropriate box.

If you sign and return your Proxy but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board. The Proxy also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the Annual General Meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy to the Company’s share registrar at Maples Fund Services (Asia) Limited, 25th Floor, 100 Queen's Road Central, Hong Kong, not less than 48 hours before the time appointed for the Annual General Meeting. You may revoke your Proxy at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy, by attending the Annual General Meeting and withdrawing the Proxy, or by voting in person at the Annual General Meeting.

Each holder of the Ordinary Shares in the capital of the Company in issue, and recorded in the register of Members of the Company at the close of business on Monday, May 11, 2015, is entitled to one vote on a show of hands and, on a poll, to one vote for each Ordinary Share so held at the Annual General Meeting, which includes The Bank of New York Mellon which is the registered holder of all Ordinary Shares deposited into the Company’s ADS program. See the section entitled “Voting by Holders of ADSs” below. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as “Record Shares.” The presence in person or by proxy of a majority of the Record Shares will constitute a quorum for the transaction of business at the Annual General Meeting. Resolutions put to the vote at the Annual General Meeting will be decided by a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman of the Annual General Meeting or any holder of Record Shares present in person or by proxy.  Every holder of a Record Share present in person or by proxy is entitled to one vote on a show of hands and, on a poll, to one vote for each Record Share held.

If two or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and, for this purpose seniority, shall be determined by the order in which the names stand on the register of the Members.

Voting by Holders of ADSs

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this Proxy Statement, the accompanying Notice of Annual General Meeting and an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York Mellon will endeavor, to the extent practicable, to vote or cause to be voted the amount of Shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the Ordinary Shares represented by the ADSs, only The Bank of New York Mellon may vote those Shares at the Annual General Meeting.

The Bank of New York Mellon and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Ordinary Shares underlying your ADSs are not able to be voted at the Annual General Meeting, there may be nothing you can do.

If (i) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADS Voting Instruction Card is improperly completed or (iii) no ADS Voting Instruction Card is received by The Bank of New York Mellon from a holder of ADSs by July 9, 2015, at 5:00 p.m., New York time (the “ADS Voting Deadline”), The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the Chairman of the Annual General Meeting to vote in favor of each proposal recommended by the Board and against each proposal opposed by the Board.  Holders of ADSs can only change their instructions to The Bank of New York Mellon by providing a new ADS Voting Instruction Card to The Bank of New York Mellon prior to the ADS Voting Deadline.  ADS holders cannot vote or change the instructions previously delivered to The Bank of New York Mellon in an ADS Voting Instruction Card by attending the Annual General Meeting in person.

Other Matters

Your attention is also drawn to Articles 93 and 94 of the Articles of Association of the Company in relation to the requirements applicable to any Member who wishes to propose additional business at the Annual General Meeting not set out in the Notice of the Annual General Meeting, including in relation to the election of the Directors. For such additional business to be properly brought before an annual general meeting, it must be brought by a Member, whose notice addressed to the Secretary of the Company must have been delivered to or mailed and received at the principal executive offices of the Company not less than 45 days nor more than 75 days prior to the date on which the Company first mailed proxy materials for the previous year’s annual general meeting (or the date on which the Company mails its proxy materials for the current year if during the prior year the Company did not hold an annual general meeting or if the date of the annual general meeting was changed more than 30 days from the prior year).  The term “Member” is used to refer specifically to holders of Ordinary Shares whose name is entered on the register of Members as the holder of one or more ordinary shares.  Such notice to the Secretary must set forth as to each matter the Member proposes to bring before the annual general meeting (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (ii) the name and record address of the Member proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the Member, and (iv) any material interest of the Member in such business.  In the case of nominations of persons for election to the Board, the notice must set forth, in addition, (a) as to each person whom the Member proposes to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of the Company which are beneficially owned by the person, and (iv) any other information  relating to the person that is required to be disclosed in solicitations for proxies for election of Directors pursuant to Rule 14a under the United States Securities Exchange Act of 1934, as amended, and (b) as to the Member giving the notice, (i) the name and record address of the Member, and (ii) the class and number of shares of the Company which are beneficially owned by the Member. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a Director of the Company.  No person shall be eligible for election as a Director of the Company unless nominated in accordance with these procedures.  As disclosed in our Form 6-K filed with the SEC on March 30, 2015, for this year’s Annual General Meeting, notice of any business or director nominations had to be delivered to or mailed and received by the Secretary of the Company in writing by April 3, 2015.   The Company did not receive any notice that complied with Article 93 and Article 94 of the Articles of Association of the Company.

Under Article 87 of the Articles of Association of the Company, a Member is entitled to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which such Member normally is entitled to cast) if the candidates’ names have been placed in nomination prior to commencement of the voting and the Member has given notice prior to commencement of the voting of the Member’s intention to cumulate votes.  If any Member has given such notice, then every Member entitled to vote may cumulate votes for candidates in nomination either (i) by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the Member’s Shares are normally entitled to, or (ii) by distributing the Member’s votes on the same principle among any or all of the candidates, as the Member thinks fit.  The candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, shall be elected; votes against any candidate and votes withheld shall have no legal effect. Each holder of ADSs may instruct The Bank of New York Mellon to vote the Ordinary Shares underlying its ADSs on a cumulative basis as described above.

BOARD OF DIRECTORS

The Board is responsible for establishing broad corporate policies and for overseeing the overall performance of the Company. The Board reviews significant developments affecting the Company and acts on other matters requiring its approval.

The current Board comprises Sterling Du, Chuan Chiung “Perry” Kuo, James Elvin Keim (executive directors) and Michael Austin, Lawrence Lai-Fu Lin, Teik Seng Tan, Shoji Akutsu, Zhuoping Yu, and Ji Liu (independent non-executive directors).

The current standing committees of the Board are the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. Its responsibilities include (1) the appointment, retention, compensation and oversight of the work of the Company’s independent auditors, and for review of its qualifications; (2) review of the Company’s annual financial statement, earning releases and accounting practices and procedures; and (3) review of the Company’s system of internal controls. The Audit Committee also maintains procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters and for the confidential submission by employees of the Company of concerns regarding accounting or auditing matters. The Audit Committee is currently comprised of three of the Company’s independent directors, Shoji Akutsu, Teik Seng Tan (Chairman) and Lawrence Lai-Fu Lin.  Mr. Lin is seeking re-election as a Class II Director at the 2015 Annual General Meeting.

The Compensation Committee (i) establishes remuneration levels of the Company's officers, (ii) performs the functions that are provided under the Company's employee benefit programs and (iii) administers the Company's Stock Incentive Plans.  When reviewing and recommending executive officer compensation, the Compensation Committee meets without management present, and retains an independent compensation consultant whose firm does not provide any other services to management or the Company. The Compensation Committee is currently comprised of two of the Company’s independent directors, Lawrence Lai-Fu Lin and Michael Austin.  Mr. Lin is seeking re-election as a Class II Director at the 2015 Annual General Meeting.

The Nominating Committee assists the Board in selecting nominees for election to the Board and makes recommendations to the Board from time to time, or whenever it shall be called upon to do so, regarding nominees for the Board. The Nominating Committee is currently comprised of two of the Company’s independent directors, Michael Austin (Chairman) and Zhuoping Yu.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is directly responsible for the oversight of the Company’s accounting and financial reporting processes and audits of the financial statements of the Company. It is also responsible for the review of the Company’s internal system of controls.  Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements for the year ended December 31, 2014, with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards.  In addition, the Audit Committee has carried out discussions with the independent auditors independently from management and the Company.   The independent auditors have provided the Audit Committee with the letter required by the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and the Audit Committee has engaged in dialogue with the independent auditors regarding their independence.

The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings in 2014.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements for the year ended December 31, 2014, be included in the Report to Shareholders and the Form 20-F filed with the Securities and Exchange Commission on April 30, 2015.  The Audit Committee recommended, subject to shareholders’ approval, the appointment of Deloitte & Touche as the Company’s independent auditors for the fiscal year ending December 31, 2015.

Teik Seng Tan, Audit Committee Chair

Shoji Akutsu, Audit Committee Member

Lawrence Lai-Fu Lin, Audit Committee Member

May 18, 2015

PROPOSALS NOS. 1a. – c.:                                                      RE-ELECTION OF DIRECTORS

Article 116 of the Company’s Articles of Association provides that, at the Company’s first annual general meeting after becoming eligible to have a classified board, the Board will be divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. Class I directors will be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term.  At each subsequent annual general meeting, successors to the class of directors whose terms expire at that annual general meeting will be elected for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in that class will hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

At the 2015 Annual General Meeting, three (3) existing Class II Directors,  James Keim, Lawrence Lai-Fu Lin and Ji Liu, are proposed to be re-elected for a three-year term until the Annual General Meeting of Shareholders to be held in 2018 and until their respective successors are elected and duly qualified, or until such director’s earlier resignation or removal.  A brief summary of each nominee’s principal occupation, business affiliations and other information follows:

James Keim has served as a director since March 1999 and as Head of Marketing and Sales since December 2001, and as a Class II Director since June 2001.  He also served as our chief operating officer from June 1998 to June 2001.  From March 1995 to June 1998, Mr. Keim was a principal in Global Marketing Associates, an international consulting firm.  Prior to March 1995, he had been vice president of sales at Alliance Semiconductor Corporation, vice president of marketing at Performance Semiconductor Corporation and worldwide linear marketing manager at Fairchild Semiconductor Corporation.  Mr. Keim received a B.S. in engineering from Iowa State University, an M.S. in electrical engineering and an M.B.A. from the University of Illinois.

Lawrence Lai-Fu Lin has served as a Class II Director since June 2003, and is a member of the Audit Committee and chairman of the Compensation Committee. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of UHY L&C Company, Certified Public Accountants, which is an independent member firm of Urbach Hacker Young International. Mr. Lin was a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to UHY L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as corporate supervisor and chairman of the audit committee of Yageo Corporation which is a Taiwan listed public company. He graduated from Taipei Vocational Commercial School in 1969.

Ji Liu has served as a Class II Director since June 2007.  Mr. Liu has been an Honorary President of the China Europe International Business School since 2005.  He has been the Chairman of China Europe International Business School Education Development Foundation since 2005.  From 1999 to 2004, Mr. Liu was Executive President and President of the China Europe International Business School.  From 1993 to 1999, Mr. Liu was a Research Fellow, Member of the Academic Board, Graduate Supervisor and Deputy Chairman of the Chinese Academy of Social Sciences. He received a B.S. in power mechanical engineering from Tsinghua University in China.

All nominees have consented to be named in this proxy statement and to serve on the Board, if elected. In the event that any nominee should not be available, the persons named in the proxy will vote for the other nominees and may vote for a substitute for the unavailable nominee.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF JAMES KEIM, LAWRENCE LAI-FU LIN AND JI LIU AS CLASS II DIRECTORS TO EACH SERVE A THREE-YEAR TERM UNTIL THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN 2018 AND UNTIL THEIR RESPECTIVE SUCCESSORS ARE ELECTED AND DULY QUALIFIED, OR UNTIL SUCH DIRECTOR’S EARLIER RESIGNATION OR REMOVAL. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE ELECTION OF SAID NOMINEES. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER THE SECTION “VOTING BY HOLDERS OF ADSs” ABOVE.

PROPOSAL NO. 2:  ORDINARY RESOLUTION –  2015 SHARE INCENTIVE PLAN

On May 8, 2015, the Board adopted the 2015 Plan, subject to shareholder approval.  We are asking our stockholders to approve the 2015 Plan so that we can use the 2015 Plan to achieve the Company’s performance, recruiting, retention and incentive goals.

The 2015 Plan provides for a variety of forms of awards, including options on ADSs and ordinary shares (unless otherwise specified we refer to both security instruments in this proposal as “shares”), share appreciation rights, restricted shares, restricted share units and dividend equivalents to allow the Company to adapt its incentive compensation program to meet the needs of the Company in the changing business environment in which the Company operates.

Why You Should Approve our 2015 Share Incentive Plan

Plan Objectives and Equity Compensation Philosophy

We strongly believe that the approval of the 2015 Plan is essential to our continued success.  The Board and management believe that equity awards (i) motivate high levels of performance, align the interests of our personnel and shareholders by giving directors, employees and consultants the perspective of an owner with an equity stake in the Company, and provide an effective means of recognizing their contributions to the success of the Company and (ii) are a competitive necessity in our industry, and are essential to recruiting and retaining the highly qualified technical and other key personnel who help the Company meet its goals, as well as rewarding and encouraging current directors, employees and consultants.  Our plan is very broad-based, extending participation to the majority of our employees. We emphasize equity-based compensation, rather than cash-based compensation. The Board and management believe that the ability to grant equity awards will be important to the future success of the Company.

Since 2005, the administration of our equity incentive plans has been aligned with governance best practices; we have not:

•	Recycled shares netted for taxes or proceeds upon exercise of stock options or SARs, or the vesting of RSUs;

•	Granted equity awards with less than a minimum vesting requirement of one year;

•	Accelerated the vesting of equity awards; or

•	Undertaken a repricing or exchange of underwater stock options, in spite of the fact that a significant percentage of our options outstanding are underwater.

We also carefully monitor the impact of the Company’s equity grants practices on shareholders. In designing the 2015 Plan, the Compensation Committee reviewed the Company's historical equity compensation practices (for both employees and directors), including an analysis of our historic share burn rate, total potential dilution from the 2015 Plan and the anticipated duration of our share reserve under the 2015 Plan.  Over the most recent three years, our share burn rate was less than 4% of our total shares outstanding per year, which is below average semiconductor industry levels. Our total potential dilution from the 2015 Plan is within our industry norms and will decrease once a significant number of underwater options, which are not economically dilutive, expire in 2015. Finally, the Compensation Committee analyzed the impact of reserving additional shares under the 2015 Plan, and believes that the intended reserve life of the additional shares reserved under the 2015 Plan, when combined with the shares remaining from our 2005 Plans, is aligned with governance best practices.

Senior Executive Officer Compensation

We do not provide our senior executive officers with a supplemental executive retirement plan (SERP), personal use of corporate aircraft, personal security systems maintenance and/or installation, car allowance, or executive life insurance. We do not provide perquisites for former or retired executives.  We encourage a long-term performance orientation of our senior executive officers. A significant portion of their equity incentives is performance-based, delivered in a mix of restricted stock units (“RSUs”) that vest based upon pre-established financial performance goals or required service, and stock options that are granted at exercise prices that are equal to or above the fair market value of our stock at grant date.  The RSUs and stock options both require four years of service until full vesting. Our senior executive officers are rewarded for growth in value in the same manner as shareholders.

We maintain an independent Compensation Committee, which has final approval of all equity grants to our senior executive officers, as well as any changes to their base salaries and approval of any annual bonuses, which are subject to the achievement of predetermined performance goals. In accordance with our pay-for-performance philosophy, the total direct compensation (“TDC”) of the Company's Chief Executive Officer ("CEO") has been aligned with our shareholder return as measured by the change in our stock price as of the end of each fiscal year, over the most recent 5 year period, as depicted below:

Over the 5-year period ending with 2014, the Compensation Committee has thoughtfully administered our CEO’s compensation in a manner consistent with shareholder return. “Target Compensation” in the illustration above consists of our CEO’s base salary, annual bonus opportunity and the grant date value of his equity awards. “Actual Compensation” in the illustration above consists of the same base salary, the actual bonus awarded and the actual value realized from vested equity awards.  Our CEO’s Actual Compensation has lagged Target Compensation because actual bonuses awarded have generally been less than full bonus opportunity based upon performance vs. objectives, and because the realized value from equity awards has been lower than the grant date value of the awards. Over this five year period, 75% of the CEO’s TDC was delivered in at-risk compensation via the annual bonus and long-term incentives.

Summary of the 2015 Plan

The 2015 Plan will serve as the successor to our 2005 Share Option Plan and 2005 Share Incentive Plan (the “Predecessor Plans”).  Assuming shareholders approve the 2015 Plan, the 2015 Plan will be effective as of the date of shareholder approval, which is currently anticipated to be July 17, 2015, and the Predecessor Plans will terminate on the date shareholders approve the 2015 Plan (except with respect to awards previously granted under the Predecessor Plans that remain outstanding).  As described in further detail below, the ordinary share reserve under the 2015 Plan will include 2,000,000 new ADS and the ordinary shares available for grant or subject to outstanding awards under the Predecessor Plans.

A general description of the 2015 Plan is set forth below.  This description is qualified in its entirety by the terms of the 2015 Plan, a copy of which is attached hereto as Appendix A.

Share Reserve.  The number of ordinary shares initially reserved for issuance under the 2015 Plan will include:  (a) a new number of ordinary shares reserved for issuance under the 2015 Plan of 2,000,000 ADS; (b) the number of ADS (2,205,349 as of December 31, 2014) that remain available for grants of awards under the Predecessor Plans; (c) ADS subject to awards granted under the Predecessor Plans (5,509,809 as of December 31, 2014) that would otherwise have returned to the Predecessor Plans as a result of the forfeiture, termination or expiration of such awards.  The maximum aggregate number of ADS that may be issued pursuant to incentive share options is 2,500,000 ADS and the maximum aggregate number of ordinary shares that may be issued pursuant to SARs and restricted share units is 2,500,000 ADS.  For purposes of calculating the number of ordinary shares issued under the 2015 Plan, the issuance of an ADS will be deemed the issuance of 50 Ordinary Shares.

Share Counting.  Any ordinary shares covered by an award which is forfeited, canceled or expires will be deemed not to have been issued for purposes of determining the maximum number of ordinary shares which may be issued under the 2015 Plan.  Ordinary shares that have been issued under the 2015 Plan pursuant to an award will not be returned to the 2015 Plan and will not become available for future grant under the 2015 Plan, except where unvested ordinary shares are forfeited or repurchased by the Company at the lower of their original purchase price or their fair market value.  Ordinary shares tendered or withheld in payment of an award exercise or purchase price and ordinary shares withheld by the Company to pay any tax withholding obligation will not be returned to the 2015 Plan and will not become available for future issuance under the 2015 Plan.  In addition, all ordinary shares covered by the portion of a share appreciation right that is exercised will be considered issued pursuant to the 2015 Plan.

Administration.  The 2015 Plan is administered, with respect to grants to officers, employees, directors, and consultants, by the 2015 Plan administrator (the “Administrator”), defined as the Board or one or more committees designated by the Board.  With respect to grants to officers and directors, the Administrator will be constituted in such a manner as to satisfy applicable laws, including Rule 16b-3 promulgated under the United States Securities Exchange Act of 1934, as amended.

No Repricings or Exchanges without Shareholder Approval.  The Company will obtain shareholder approval prior to (a) the reduction of the exercise price of any share option or the base appreciation amount of any share appreciation right awarded under the 2015 Plan or (b) the cancellation of a share option or share appreciation right at a time when its exercise price or base appreciation amount exceeds the fair market value of the underlying shares, in exchange for another share option, share appreciation right, restricted share or other award (unless the cancellation and exchange occurs in connection with a Corporate Transaction (as described below and as defined in the 2015 Plan)).  Notwithstanding the foregoing, cancelling a share option or share appreciation right in exchange for another share option, share appreciation right, restricted share, or other award with an exercise price, purchase price or base appreciation amount that is equal to or greater than the exercise price or base appreciation amount of the original share option or share appreciation right will not be subject to shareholder approval.

Terms and Conditions of Awards.  The 2015 Plan provides for the grant of share options, restricted share, restricted share units, dividend equivalent rights and share appreciation rights (collectively referred to as “awards”).  Share options granted under the 2015 Plan may be either incentive share options under the provisions of Section 422 of the United Stated Internal Revenue Code (the “Code”), or non-qualified share options.  Incentive share options may be granted only to employees.  Awards other than incentive share options may be granted to our employees, consultants and directors or to employees, consultants and directors of our related entities.  To the extent that the aggregate fair market value of the shares subject to share options designated as incentive share options which become exercisable for the first time by a participant during any calendar year exceeds $100,000, such excess share options will be treated as non-qualified share options.  Under the 2015 Plan, awards may be granted to such employees, consultants or directors who are residing in non-U.S. jurisdictions as the Administrator may determine from time to time.  Each award granted under the 2015 Plan will be designated in an award agreement.

Awards may be granted subject to vesting schedules and restrictions on transfer and repurchase or forfeiture rights in favor of the Company as specified in the award agreements to be issued under the 2015 Plan; provided, however, that each award shall be subject to a minimum vesting period of 12 months.  Under the 2015 Plan, incentive share options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the grantee, only by the grantee.  Other awards will be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee, to the extent and in the manner authorized by the Administrator but only to the extent such transfers are made to family members, to family trusts, to family controlled entities, to charitable organizations and pursuant to domestic relations orders or agreements, in all cases without payment for such transfers to the grantee.  Notwithstanding the foregoing, the grantee may designate one or more beneficiaries of the grantee’s award in the event of the grantee’s death on a beneficiary designation form provided by the Administrator.

            The Administrator has the authority, in its discretion, to select employees, consultants and directors to whom awards may be granted from time to time, to determine whether and to what extent awards are granted, to determine the number of shares or the amount of other consideration to be covered by each award (subject to the limitations set forth below), to approve award agreements for use under the 2015 Plan, to determine the terms and conditions of any award (including the vesting schedule applicable to the award), to amend the terms of any outstanding award granted under the 2015 Plan (subject to the limitations described above), to construe and interpret the terms of the 2015 Plan and awards granted, to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions, and to take such other action not inconsistent with the terms of the 2015 Plan, as the Administrator deems appropriate.

The term of any award granted under the 2015 Plan will be stated in the applicable award agreement, provided that the term of an award may not exceed ten (10) years (or five (5) years in the case of an incentive share option granted to any participant who owns shares representing more than 10% of our combined voting power or any parent or subsidiary of us).  Notwithstanding the foregoing, the term of an award will not include any period for which the participant has elected to defer the receipt of the shares issuable pursuant to the award pursuant to a deferral program the Administrator may establish in its discretion.

The 2015 Plan authorizes the Administrator to grant incentive share options at an exercise price not less than 100% of the fair market value of our common share on the date the share option is granted (or 110%, in the case of an incentive share option granted to any employee who owns shares representing more than 10% of our combined voting power or any parent or subsidiary of us).  In the case of non-qualified share options and share appreciation rights the exercise price or base appreciation amount will be not less than 100% of the fair market value per share on the date of grant.  In the case of all other awards granted under the 2015 Plan, the exercise or purchase price will be determined by the Administrator. The exercise or purchase price is generally payable in cash, check, shares or with respect to options, payment through a broker-dealer sale and remittance procedure or an “awards” procedure.

Under the 2015 Plan, the Administrator may establish one or more programs under the 2015 Plan to permit selected participants the opportunity to elect to defer receipt of consideration payable under an award.  The Administrator also may establish under the 2015 Plan separate programs for the grant of particular forms of awards to one or more classes of participants.

Certain Adjustments.  Subject to any required action by the shareholders of the Company, the number of shares covered by outstanding awards, the number of ordinary shares that have been authorized for issuance under the 2015 Plan, the exercise or purchase price of each outstanding award, the maximum number of shares or amount that may be granted subject to awards to any participant, and the like, will be proportionally adjusted by the Administrator in the event of (i) any increase or decrease in the number of issued ordinary shares resulting from a share split, reverse share split, share dividend, combination or reclassification or similar event affecting the ordinary shares, (ii) any other increase or decrease in the number of issued ordinary shares effected without receipt of consideration by the Company or (iii) any other transaction with respect to ordinary shares including a corporate merger, consolidation, acquisition of property or share, separation (including a spin-off or other distribution of share or property), reorganization, liquidation (whether partial or complete), distribution of cash or other assets to shareholders other than a normal cash dividend, or any similar transaction; provided, however, that conversion of any convertible securities of the Company will not be deemed to have been “effected without receipt of consideration.”  Such adjustment will be made by the Administrator and its determination will be final, binding and conclusive.

Corporate Transactions.  Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the 2015 Plan will terminate.  However, all such Awards will not terminate to the extent they are “assumed” in connection with the Corporate Transaction.  The Administrator will have the authority, exercisable either in advance of any actual or anticipated Corporate Transaction or at the time of an actual Corporate Transaction and exercisable at the time of the grant of an Award under the 2015 Plan or any time while an Award remains outstanding, to provide for the full or partial automatic vesting and exercisability of one or more outstanding unvested Awards under the 2015 Plan and the release from restrictions on transfer and repurchase or forfeiture rights of such Awards in connection with a Corporate Transaction, on such terms and conditions as the Administrator may specify.  The Administrator also will have the authority to condition any such Award vesting and exercisability or release from such limitations upon the subsequent termination of the service of the award holder within a specified period following the effective date of the Corporate Transaction.

Under the 2015 Plan, a Corporate Transaction includes: (i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated; (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company; (iii) the complete liquidation or dissolution of the Company; (iv) any reverse merger or series of related transactions culminating in a reverse merger in which the Company is the surviving entity but (A) the ordinary shares outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than forty percent (40%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the Administrator determines will not be a Corporate Transaction; or (v) an acquisition by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines will not be a Corporate Transaction.

Amendment, Suspension or Termination of the 2015 Plan.  The Board may at any time amend, suspend or terminate the 2015 Plan.  The 2015 Plan will terminate on the ten (10) year anniversary on the date it is approved by our shareholders.  To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Code, applicable rules of any share exchange or national market system, and the rules of any foreign jurisdiction applicable to awards granted to residents of the jurisdiction, the Company will obtain shareholder approval of any such amendment to the 2015 Plan in such a manner and to such a degree as required.

New Plan Benefits

Because the Administrator will make future awards at its discretion, we cannot determine the number of options and other awards that may be awarded in the future to eligible participants.

Federal Income Tax Consequences

The following is general summary as of this date of the United States federal income tax consequences to us and to U.S. participants for awards granted under the 2015 Plan.  The federal tax laws may change and the United States federal, state and local tax consequences for any participant will depend upon his or her individual circumstances.  Tax consequences for any particular individual may be different.  This summary does not purport to be complete, and does not discuss state, local or non-U.S. tax consequences.

Non-qualified Share Options.  The grant of a non-qualified share option under the 2015 Plan will not result in any federal income tax consequences to the participant or to the Company.  Upon exercise of a non-qualified share option, the participant is subject to income taxes at the rate applicable to ordinary compensation income on the difference between the option exercise price and the fair market value of the shares at the time of exercise.  This income is subject to withholding for federal income and employment tax purposes.  The Company is entitled to an income tax deduction in the amount of the income recognized by the participant so long as the Company withholds the appropriate taxes with respect to such income (if required) and the participant’s total compensation is deemed reasonable in amount.  Any gain or loss on the participant’s subsequent disposition of the shares of common share will receive long or short-term capital gain or loss treatment, depending on whether the shares are held for more than one year following exercise.  The Company does not receive a tax deduction for any such gain. A non-qualified share option can be considered non-qualified deferred compensation and subject to Section 409A of the Code. A non-qualified share option that does not meet the requirements of Code Section 409A can result in the acceleration of income recognition, an additional 20% tax obligation, plus penalties and interest.

Incentive Share Options.  The grant of an incentive share option under the 2015 Plan will not result in any federal income tax consequences to the participant or to the Company.  A participant recognizes no federal taxable income upon exercising an incentive share option (subject to the alternative minimum tax rules discussed below), and the Company receives no deduction at the time of exercise.  In the event of a disposition of shares acquired upon exercise of an incentive share option, the tax consequences depend upon how long the participant has held the common shares.  If the participant does not dispose of the shares within two years after the incentive share option was granted, nor within one year after the incentive share option was exercised, the participant will recognize a long-term capital gain (or loss) equal to the difference between the sale price of the shares and the exercise price.  The Company is not entitled to any deduction under these circumstances.

If the participant fails to satisfy either of the foregoing holding periods (referred to as a “disqualifying disposition”), he or she must recognize ordinary income in the year of the disposition.  The amount of ordinary income generally is the lesser of (i) the difference between the amount realized on the disposition and the exercise price or (ii) the difference between the fair market value of the share at the time of exercise and the exercise price.  Any gain in excess of the amount taxed as ordinary income will be treated as a long or short-term capital gain, depending on whether the share was held for more than one year.  The Company, in the year of the disqualifying disposition, is entitled to a deduction equal to the amount of ordinary income recognized by the participant, so long as the participant’s total compensation is deemed reasonable in amount.

The “spread” under an incentive share option—i.e., the difference between the fair market value of the shares at exercise and the exercise price—is classified as an item of adjustment in the year of exercise for purposes of the alternative minimum tax.  If a participant’s alternative minimum tax liability exceeds such participant’s regular income tax liability, the participant will owe the larger amount of taxes.  In order to avoid the application of alternative minimum tax with respect to incentive share options, the participant must sell the shares within the calendar year in which the incentive share options are exercised.  However, such a sale of shares within the year of exercise will constitute a disqualifying disposition, as described above.

Share Appreciation Rights.  Recipients of share appreciation rights (“SARs”) generally should not recognize income until the SAR is exercised (assuming there is no ceiling on the value of the right).  Upon exercise, the recipient will normally recognize taxable ordinary income for federal income tax purposes equal to the amount of cash and fair market value of the shares, if any, received upon such exercise.  Recipients who are employees will be subject to withholding for federal income and employment tax purposes with respect to income recognized upon exercise of a SAR.  Recipients will recognize gain upon the disposition of any shares received on exercise of a SAR equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above.  That gain will be taxable as a long or short-term capital gain depending on whether the shares were held for more than one year.  We will be entitled to a tax deduction to the extent and in the year that ordinary income is recognized by the recipient, so long as we withhold the appropriate taxes with respect to such income (if required) and the recipient’s total compensation is deemed reasonable in amount. A SAR also can be considered non-qualified deferred compensation and subject to Code Section 409A.  A SAR that does not meet the requirements of Code Section 409A can result in the acceleration of income recognition, an additional 20% tax obligation, plus penalties and interest.

Restricted Shares. A restricted share award is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code to the extent the award will be forfeited in the event that the participant ceases to provide services to the Company.  As a result of this substantial risk of forfeiture, the recipient will not recognize ordinary income at the time of the award, unless the participant is retirement eligible.  Instead, the recipient will recognize ordinary income on the date when the share is no longer subject to a substantial risk of forfeiture, or when the share becomes transferable, if earlier.  The recipient’s ordinary income is measured as the difference between the amount paid for the share, if any, and the fair market value of the share on the earlier of those two dates.

The recipient may accelerate his or her recognition of ordinary income, if any, and begin his or her capital gains holding period by timely filing (i.e., within thirty (30) days of the award) an election pursuant to Section 83(b) of the Code.  In such event, the ordinary income recognized, if any, is measured as the difference between the amount paid for the share, if any, and the fair market value of the share on the date of award, and the capital gain holding period commences on such date.  The ordinary income recognized by a recipient that is an employee or former employee will be subject to tax withholding by the Company.

Restricted Share Units.   With respect to awards of restricted share units, no taxable income is reportable when the restricted share units are granted to a participant or upon vesting of the restricted share units. Upon settlement, the recipient will recognize ordinary income in an amount equal to the value of the payment received pursuant to the restricted share units.  The ordinary income recognized by a recipient that is an employee or former employee will be subject to tax withholding by the Company. Restricted share units also can be considered non-qualified deferred compensation and subject to Section 409A of the Code. A grant of restricted share units that does not meet the requirements of Code Section 409A will result in an additional 20% tax obligation, plus penalties and interest to such recipient.

Dividends and Dividend Equivalents.  Recipients of share-based awards that earn dividends or dividend equivalents will recognize taxable ordinary income on any dividend payments received with respect to unvested and/or unexercised shares subject to such awards, which income is subject to withholding for federal income and employment tax purposes.  We are entitled to an income tax deduction in the amount of the income recognized by a participant, so long as we withhold the appropriate taxes with respect to such income (if required) and the individual’s total compensation is deemed reasonable in amount.

Tax Effect for the Company.  The Company generally will be entitled to a tax deduction in connection with an award under the 2015 Plan in an amount equal to the ordinary income realized by a recipient at the time the recipient recognizes such income (for example, when restricted share is no longer subject to the risk of forfeiture).

The 2015 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any provisions of the Employee Retirement Income Security Act of 1974.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL, ADOPTION AND RATIFICATION OF THE 2015 PLAN. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL, ADOPTION AND RATIFICATION OF THE 2015 PLAN.  ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER THE SECTION “VOTING BY HOLDERS OF ADSs” ABOVE.

PROPOSAL NO. 3:  APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND THE AUDITORS’ REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

The approval and adoption by the Shareholders of the financial statements and the auditors’ report for the fiscal year ended December 31, 2014, are being solicited. The financial statements and the auditors’ report for the fiscal year ended December 31, 2014, appear in the Report to Shareholders.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND AUDITORS’ REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND AUDITORS’ REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014.  ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER THE SECTION “VOTING BY HOLDERS OF ADSs” ABOVE.

PROPOSAL NO. 4: APPROVAL AND RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee of the Board has appointed Deloitte & Touche as independent auditors of the Company for the fiscal year ending December 31, 2015, subject to approval and ratification by the Shareholders.

If the Shareholders do not approve and ratify the appointment of Deloitte & Touche, the selection of other independent auditors will be considered by the Audit Committee and the Board.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER THE SECTION “VOTING BY HOLDERS OF ADSs” ABOVE.

GENERAL

At the date of this Proxy Statement, the Board of Directors has no knowledge of any business which has been presented for consideration at the Annual General Meeting other than that described above.

Present and former officers, directors and other employees of the Company may solicit proxies and ADS voting instructions by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives.  The Company will reimburse brokers, ADS depository, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners.  All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board of Directors,

Sterling Du
Chief Executive Officer and Chairman of the Board

Dated: May 18, 2015

APPENDIX A
O2 MICRO INTERNATIONAL LIMITED
2015 SHARE INCENTIVE PLAN

1. Purposes of the Plan.  The purposes of this Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the Company’s business.

2. Definitions.  The following definitions shall apply as used herein and in the individual Award Agreements except as defined otherwise in an individual Award Agreement.  In the event a term is separately defined in an individual Award Agreement, such definition shall supersede the definition contained in this Section 2.

(a) “Administrator” means the Board or any of the Committees appointed to administer the Plan.

(b) “ADS” means an American Depositary Share of the Company, each of which represents fifty (50) Ordinary Shares.

(c) “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

(d) “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate and securities laws of the Cayman Islands, the Code, the rules of any applicable stock exchange or national market system, and the laws and rules of any jurisdiction applicable to Awards granted to residents therein.

(e) “Assumed” means that pursuant to a Corporate Transaction either (i) the Award is expressly affirmed by the Company or (ii) the contractual obligations represented by the Award are expressly assumed (and not simply by operation of law) by the successor entity or its Parent in connection with the Corporate Transaction with appropriate adjustments to the number and type of securities of the successor entity or its Parent subject to the Award and the exercise or purchase price thereof which at least preserves the compensation element of the Award existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Award.

(f) “Award” means the grant of an Option, SAR, Dividend Equivalent Right, Restricted Share, Restricted Share Unit or other right or benefit under the Plan.

(g) “Award Agreement” means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

(h) “Board” means the Board of Directors of the Company.

(i) “Cause” means, with respect to the termination by the Company or a Related Entity of the Grantee’s Continuous Service, that such termination is for “Cause” as such term (or word of like import) is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee’s: (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity; (ii) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person; provided, however, that with regard to any agreement that defines “Cause” on the occurrence of or in connection with a Corporate Transaction, such definition of “Cause” shall not apply until a Corporate Transaction actually occurs.

(j) “Code” means the Internal Revenue Code of 1986, as amended.

(k) “Committee” means any committee composed of members of the Board appointed by the Board to administer the Plan.

(l) “Company” means O2 Micro International Limited, a Cayman Islands Company, or any successor entity that adopts the Plan in connection with a Corporate Transaction.

(m) “Consultant” means any person (other than an Employee or a Director, solely with respect to rendering services in such person’s capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(n) “Continuous Service” means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant is not interrupted or terminated.  In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws.  A Grantee’s Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Grantee provides services ceasing to be a Related Entity.  Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement).  Notwithstanding the foregoing, except as otherwise determined by the Administrator, in the event of any spin-off of a Related Entity, service as an Employee, Director or Consultant for such Related Entity following such spin-off shall be deemed to be Continuous Service for purposes of the Plan and any Award under the Plan.  An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.  For purposes of each Incentive Share Option granted under the Plan, if such leave exceeds three (3) months, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Share Option shall be treated as a Non-Qualified Share Option on the day three (3) months and one (1) day following the expiration of such three (3) month period.

(o) “Corporate Transaction” means any of the following transactions, provided, however, that the Administrator shall determine under parts (iv) and (v) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated;

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(iii) the complete liquidation or dissolution of the Company;

(iv) any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but (A) the Ordinary Shares outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than forty percent (40%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction; or

(v) an acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

(p) “Director” means a member of the Board or the board of directors of any Related Entity.

(q) “Disability” means as defined under the long-term disability policy of the Company or the Related Entity to which the Grantee provides services regardless of whether the Grantee is covered by such policy.  If the Company or the Related Entity to which the Grantee provides service does not have a long-term disability plan in place, “Disability” means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days.  A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

(r) “Dividend Equivalent Right” means a right entitling the Grantee to compensation measured by dividends paid with respect to Ordinary Shares.  Dividend Equivalent Rights granted in connection with Restricted Shares or Restricted Share Units that vest based on achievement of performance objectives shall be held subject to the vesting of the underlying Restricted Shares or Restricted Share Units.

(s) “Employee” means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance.  The payment of a director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company.

(t) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(u) “Fair Market Value” means, as of any date, the value of Shares determined as follows:

(i) If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation The NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market of The NASDAQ Stock Market LLC, its Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal, The Asian Wall Street Journal, or such other source as the Administrator deems reliable;

(ii) If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal, The Asian Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Shares of the type described in (i) and (ii), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

(v) “Grantee” means an Employee, Director or Consultant who receives an Award under the Plan.

(w) “Incentive Share Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(x) “Non-Qualified Share Option” means an Option not intended to qualify as an Incentive Share Option.

(y) “Officer” means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(z) “Option” means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

(aa) “Ordinary Share” means an ordinary share of the Company.

(bb) “Parent” means a “parent corporation”, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(cc) “Plan” means this 2015 Share Incentive Plan.

(dd) “Related Entity” means any Parent or Subsidiary of the Company.

(ee) “Replaced” means that pursuant to a Corporate Transaction the Award is replaced with a comparable share award or a cash incentive program of the Company, the successor entity (if applicable) or Parent of either of them which preserves the compensation element of such Award existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same (or a more favorable) vesting schedule applicable to such Award.  The determination of Award comparability shall be made by the Administrator and its determination shall be final, binding and conclusive.

(ff) “Restricted Shares” means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.  Dividends payable with respect to Restricted Shares that vest based on achievement of performance objectives shall be held subject to the vesting of the underlying Shares.

(gg) “Restricted Share Units” means an Award which may be earned in whole or in part upon the passage of time or the attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

(hh) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

(ii) “SAR” means a share appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Shares.

(jj) “Share” means an Ordinary Share or ADS of the Company.

(kk) “Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Shares Subject to the Plan.

(a) Subject to the provisions of Section 10, below, the maximum aggregate number of ADSs which may be issued pursuant to all Awards is two million (2,000,000) ADSs, plus the number of ADSs that remain available for grants of awards under the Company’s 2005 Share Option Plan and 2005 Share Incentive Plan as of the date the Plan is approved by the Company’s shareholders, plus any ADSs that would otherwise return to the Company’s 2005 Share Option Plan and 2005 Share Incentive Plan as a result of forfeiture, termination or expiration of awards previously granted under the Company’s 2005 Share Option Plan and 2005 Share Incentive Plan (ignoring the termination or expiration of the Company’s 2005 Share Option Plan and 2005 Share Incentive Plan for the purpose of determining the number of ADSs available under the Plan); provided, however, that the maximum aggregate number of ADSs that may be issued pursuant to Incentive Share Options is two million five hundred thousand (2,500,000) ADSs and the maximum aggregate number of ADSs that may be issued pursuant to SARs and Restricted Share Units is two million five hundred thousand (2,500,000) ADSs. The Shares to be issued pursuant to Awards may be authorized, but unissued or reacquired Ordinary Shares.

(b) Any Ordinary Shares covered by an Award (or portion of an Award) which are forfeited, canceled or otherwise expire (whether voluntarily or involuntarily) shall not be deemed to have been issued for purposes of determining the maximum aggregate number of Ordinary Shares which may be issued under the Plan.  With the exception of the foregoing, any Ordinary Shares that have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, however, if unvested Ordinary Shares are repurchased by the Company at the lower of their original purchase price or their Fair Market Value at the time of repurchase, such Ordinary Shares shall become available for future grant under the Plan.  Notwithstanding anything to the contrary contained herein: (i) Ordinary Shares tendered or withheld in payment of an Option exercise price shall not be returned to the Plan and shall not become available for future issuance under the Plan; (ii) Ordinary Shares withheld by the Company to satisfy any tax withholding obligation shall not be returned to the Plan and shall not become available for future issuance under the Plan; and (iii) all Ordinary Shares covered by the portion of an SAR that is exercised (whether or not Ordinary Shares are actually issued to the Grantee upon exercise of the SAR) shall be considered issued pursuant to the Plan.

(c) For purposes of calculating the number of Ordinary Shares issued under the Plan (and for purposes of calculating any limit set forth herein), the issuance of an ADS shall be deemed to be equal to a number of Ordinary Shares determined by multiplying (i) the number of ADSs issued by (ii) the ADS Multiplier.  For purposes of the previous sentence, “ADS Multiplier” means the number of Ordinary Shares corresponding to one (1) ADS.

4. Administration of the Plan.

(a) Plan Administrator.

(i) Administration with Respect to Directors and Officers.  With respect to grants of Awards to Directors or Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3.  Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

(ii) Administration With Respect to Consultants and Other Employees.  With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws.  Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.  The Board may authorize one or more Officers to grant such Awards and may limit such authority as the Board determines from time to time.

(iii) Administration Errors.  In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

(b) Powers of the Administrator.  Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i) to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

(ii) to determine whether and to what extent Awards are granted hereunder;

(iii) to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

(iv) to approve forms of Award Agreements for use under the Plan;

(v) to determine the terms and conditions of any Award granted hereunder;

(vi) to amend the terms of any outstanding Award granted under the Plan, provided that (A) any amendment that would adversely affect the Grantee’s rights under an outstanding Award shall not be made without the Grantee’s written consent, provided, however, that an amendment or modification that may cause an Incentive Share Option to become a Non-Qualified Share Option shall not be treated as adversely affecting the rights of the Grantee (B) the reduction of the exercise price of any Option awarded under the Plan and the base appreciation amount of any SAR awarded under the Plan shall be subject to shareholder approval and (C) canceling an Option or SAR at a time when its exercise price or base appreciation amount (as applicable) exceeds the Fair Market Value of the underlying Shares, in exchange for another Option, SAR, Restricted Shares, or other Award or for cash shall be subject to shareholder approval, unless the cancellation and exchange occurs in connection with a Corporate Transaction.  Notwithstanding the foregoing, canceling an Option or SAR in exchange for another Option, SAR, Restricted Shares, or other Award or for cash with an exercise price, purchase price or base appreciation amount (as applicable) that is equal to or greater than the exercise price or base appreciation amount (as applicable) of the original Option or SAR shall not be subject to shareholder approval;

(vii) to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of award or Award Agreement, granted pursuant to the Plan;

(viii) to grant Awards to Employees, Directors and Consultants employed outside the United States on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable to further the purpose of the Plan; and

(ix) to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

The express grant in the Plan of any specific power to the Administrator shall not be construed as limiting any power or authority of the Administrator; provided that the Administrator may not exercise any right or power reserved to the Board.  Any decision made, or action taken, by the Administrator or in connection with the administration of this Plan shall be final, conclusive and binding on all persons having an interest in the Plan.

(c) Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company’s expense to defend the same.

5. Eligibility.  Awards other than Incentive Share Options may be granted to Employees, Directors and Consultants.  Incentive Share Options may be granted only to Employees of the Company or a Parent or a Subsidiary of the Company.  An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards.  Awards may be granted to such Employees, Directors or Consultants who are residing in non-U.S. jurisdictions as the Administrator may determine from time to time.

6. Terms and Conditions of Awards.

(a) Types of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR, or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions.  Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Shares, Restricted Share Units, or Dividend Equivalent Rights, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

(b) Designation of Award.  Each Award shall be designated in the Award Agreement.  In the case of an Option, the Option shall be designated as either an Incentive Share Option or a Non-Qualified Share Option.  However, notwithstanding such designation, an Option will qualify as an Incentive Share Option under the Code only to the extent the $100,000 limitation of Section 422(d) of the Code is not exceeded.  The $100,000 limitation of Section 422(d) of the Code is calculated based on the aggregate Fair Market Value of the Shares subject to Options designated as Incentive Share Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company).  For purposes of this calculation, Incentive Share Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the grant date of the relevant Option.  In the event that the Code or the regulations promulgated thereunder are amended after the date the Plan becomes effective to provide for a different limit on the Fair Market Value of Shares permitted to be subject to Incentive Share Options, then such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

(c) Conditions of Award.  Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria; provided, however, that each Award shall be subject to a minimum vesting period of twelve (12) months.  The performance criteria established by the Administrator may be based on any one of, or combination of, the following with respect to the Company, any Subsidiary, any division or operating unit: (a) increase in share price, (ii) earnings per share, (iii) total shareholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses, (xv) earnings before interest, taxes and depreciation, (xvi) economic value added and (xvii) market share.  The performance criteria may be applicable to the Company, Related Entities and/or any individual business units of the Company or any Related Entity.  Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.  In addition, the performance criteria shall be calculated in accordance with generally accepted accounting principles, but excluding the effect (whether positive or negative) of any change in accounting standards and any extraordinary, unusual or nonrecurring item, as determined by the Administrator, occurring after the establishment of the performance criteria applicable to the Award intended to be performance-based compensation.  Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of performance criteria in order to prevent the dilution or enlargement of the Grantee’s rights with respect to an Award intended to be performance-based compensation.

(d) Acquisitions and Other Transactions.  The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, share purchase, asset purchase or other form of transaction.

(e) Deferral of Award Payment.  The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award.  The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

(f) Separate Programs.  The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

(g) Deferral. If the vesting or receipt of Shares under an Award is deferred to a later date, any amount (whether denominated in Shares or cash) paid in addition to the original number of Shares subject to such Award will not be treated as an increase in the number of Shares subject to the Award if the additional amount is based either on a reasonable rate of interest or on one or more predetermined actual investments such that the amount payable by the Company at the later date will be based on the actual rate of return of a specific investment (including any decrease as well as any increase in the value of an investment).

(h) Early Exercise.  The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Employee, Director or Consultant to exercise any part or all of the Award prior to full vesting of the Award.  Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

(i) Term of Award.  The term of each Award shall be no more than ten (10) years from the date of grant thereof.  However, in the case of an Incentive Share Option granted to a Grantee who, at the time the Option is granted, owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Share Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.  Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

(j) Transferability of Awards.  Incentive Share Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee.  Other Awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the Grantee, to the extent and in the manner authorized by the Administrator but only to the extent such transfers are made to family members, to family trusts, to family controlled entities, to charitable organizations, and pursuant to domestic relations orders or agreements, in all cases without payment for such transfers to the Grantee.  Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee’s Award in the event of the Grantee’s death on a beneficiary designation form provided by the Administrator.

(k) Time of Granting Awards.  The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other later date as is determined by the Administrator.

7. Award Exercise or Purchase Price, Consideration and Taxes.

(a) Exercise or Purchase Price.  The exercise or purchase price, if any, for an Award shall be as follows:

(i) In the case of an Incentive Share Option:

(A) granted to an Employee who, at the time of the grant of such Incentive Share Option owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company, the per Share exercise price shall be not less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

(B) granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Non-Qualified Share Option, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(iii) In the case of SARs, the base appreciation amount shall not be less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(iv) In the case of other Awards, such price as is determined by the Administrator.

(v) Notwithstanding the foregoing provisions of this Section 7(a), in the case of an Award issued pursuant to Section 6(d), above, the exercise or purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Award.

(b) Consideration.  Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator.  In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

(i) cash;

(ii) check;

(iii) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised;

(iv) with respect to Options, payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction;

(v) with respect to Options, payment through a “net exercise” such that, without the payment of any funds, the Grantee may exercise the Option and receive the net number of Shares equal to (i) the number of Shares as to which the Option is being exercised, multiplied by (ii) a fraction, the numerator of which is the Fair Market Value per Share (on such date as is determined by the Administrator) less the exercise price per Share, and the denominator of which is such Fair Market Value per Share (the number of net Shares to be received shall be rounded down to the nearest whole number of Shares); or

(vi) any combination of the foregoing methods of payment. The Administrator may at any time or from time to time, by adoption of or by amendment to the standard forms of Award Agreement described in Section 4(b)(iv), or by other means, grant Awards which do not permit all of the foregoing forms of consideration to be used in payment for the Shares or which otherwise restrict one or more forms of consideration.

(c) Taxes.  No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any non-U.S., federal, state, or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares.  Upon exercise or vesting of an Award the Company shall withhold or collect from the Grantee an amount sufficient to satisfy such tax obligations, including, but not limited to, by surrender of the whole number of Shares covered by the Award, if applicable, sufficient to satisfy the minimum applicable tax withholding obligations incident to the exercise or vesting of an Award (reduced to the lowest whole number of Shares if such number of Shares withheld would result in withholding a fractional Share with any remaining tax withholding settled in cash).

8. Exercise of Award.

(a) Procedure for Exercise; Rights as a Shareholder.

(i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

(ii) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised has been made, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(iv).

(b) Exercise of Award Following Termination of Continuous Service.

(i) An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee’s Continuous Service only to the extent provided in the Award Agreement.

(ii) Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee’s Continuous Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

(iii) Any Award designated as an Incentive Share Option to the extent not exercised within the time permitted by law for the exercise of Incentive Share Options following the termination of a Grantee’s Continuous Service shall convert automatically to a Non-Qualified Share Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

9. Conditions Upon Issuance of Shares.

(a) If at any time the Administrator determines that the delivery of Shares pursuant to the exercise, vesting or any other provision of an Award is or may be unlawful under Applicable Laws, the vesting or right to exercise an Award or to otherwise receive Shares pursuant to the terms of an Award shall be suspended until the Administrator determines that such delivery is lawful and shall be further subject to the approval of counsel for the Company with respect to such compliance.  The Company shall have no obligation to affect any registration or qualification of the Shares under federal or state laws.

(b) As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

10. Adjustments Upon Changes in Capitalization.  Subject to any required action by the shareholders of the Company and Section 11 hereof, the number of Shares covered by each outstanding Award, and the number of Ordinary Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Ordinary Shares resulting from a share split, reverse share split, share dividend, recapitalization, combination or reclassification of the Ordinary Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Ordinary Shares effected without receipt of consideration by the Company, or (iii)  any other transaction with respect to Ordinary Shares including a corporate merger, consolidation, acquisition of property or shares, separation (including a spin-off or other distribution of shares or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.”  In the event of any distribution of cash or other assets to shareholders other than a normal cash dividend, the Administrator shall also make such adjustments as provided in this Section 10 or substitute, exchange or grant Awards to effect such adjustments (collectively “adjustments”).  Any such adjustments to outstanding Awards will be effected in a manner that precludes the enlargement of rights and benefits under such Awards.  In connection with the foregoing adjustments, the Administrator may, in its discretion, prohibit the exercise of Awards or other issuance of Shares, cash or other consideration pursuant to Awards during certain periods of time. Except as the Administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

11. Corporate Transactions.

(a) Termination of Award to Extent Not Assumed in Corporate Transaction.  Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate.  However, all such Awards shall not terminate to the extent they are Assumed in connection with the Corporate Transaction.

(b) Acceleration of Award Upon Corporate Transaction.  The Administrator shall have the authority, exercisable either in advance of any actual or anticipated Corporate Transaction or at the time of an actual Corporate Transaction and exercisable at the time of the grant of an Award under the Plan or any time while an Award remains outstanding, to provide for the full or partial automatic vesting and exercisability of one or more outstanding unvested Awards under the Plan and the release from restrictions on transfer and repurchase or forfeiture rights of such Awards in connection with a Corporate Transaction, on such terms and conditions as the Administrator may specify.  The Administrator also shall have the authority to condition any such Award vesting and exercisability or release from such limitations upon the subsequent termination of the Continuous Service of the Grantee within a specified period following the effective date of the Corporate Transaction.

(c) Effect of Acceleration on Incentive Share Options.  Any Incentive Share Option accelerated under this Section 11 in connection with a Corporate Transaction shall remain exercisable as an Incentive Share Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded.

12. Effective Date and Term of Plan.  The Plan shall become effective upon the earlier to occur of its adoption by the Board or its approval by the shareholders of the Company.  It shall continue in effect for a term of ten (10) years unless sooner terminated.  Subject to Section 17, below, and Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

13. Amendment, Suspension or Termination of the Plan.

(a) The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company’s shareholders to the extent such approval is required by Applicable Laws, or if such amendment would lessen the shareholder approval requirements of Section 4(b)(vi) or this Section 13(a).

(b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

(c) No suspension or termination of the Plan (including termination of the Plan under Section 11, above) shall adversely affect any rights under Awards already granted to a Grantee.

14. Reservation of Ordinary Shares.

(a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Ordinary Shares as shall be sufficient to satisfy the requirements of the Plan.

(b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Ordinary Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Ordinary Shares as to which such requisite authority shall not have been obtained.

15. No Effect on Terms of Employment/Consulting Relationship.  The Plan shall not confer upon any Grantee any right with respect to the Grantee’s Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee’s Continuous Service at any time, with or without Cause, and with or without notice.  The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee’s Continuous Service has been terminated for Cause for the purposes of this Plan.

16. No Effect on Retirement and Other Benefit Plans.  Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation.  The Plan is not a “Pension Plan” or “Welfare Plan” under the Employee Retirement Income Security Act of 1974, as amended.

17. Shareholder Approval.  The grant of Incentive Share Options under the Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date the Plan is adopted excluding Incentive Share Options issued in substitution for outstanding Incentive Share Options pursuant to Section 424(a) of the Code.  Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws.  The Administrator may grant Incentive Share Options under the Plan prior to approval by the shareholders, but until such approval is obtained, no such Incentive Share Option shall be exercisable.  In the event that shareholder approval is not obtained within the twelve (12) month period provided above, all Incentive Share Options previously granted under the Plan shall be exercisable as Non-Qualified Share Options.

18. Unfunded Obligation.  Grantees shall have the status of general unsecured creditors of the Company.  Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974, as amended.  Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations.  The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder.  Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee’s creditors in any assets of the Company or a Related Entity. The Grantees shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

19. Construction.  Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan.  Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular.  Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

20. Nonexclusivity of the Plan.  Neither the adoption of the Plan by the Board, the submission of the Plan to the shareholders of the Company for approval, nor any provision of the Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of Awards otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

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O2MICRO INTERNATIONAL LIMITED

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023EDB

Proposals

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — O2MICRO INTERNATIONAL LIMITED

Instructions to the Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. (New York City time) on July 9, 2015)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of O2Micro International Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on May 11, 2015, at the Annual General Meeting of the Shareholders of O2Micro International Limited to be held on July 17, 2015, in the Cayman Islands.

NOTE:
1. **Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned, but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the company.**

(Continued and to be marked, dated and signed, on the other side)